August 21, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (901) 214-1833

John V. Faraci
Chairman and Chief Executive Officer
International Paper Company
6400 Poplar Avenue
Memphis, Tennessee 38197

> **Re:** **International Paper Company**
> **Definitive 14A**
> **Filed April 5, 2007**
> **File No. 001-03157**

Dear Mr. Faraci:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Non-Employee Director Compensation Table, page 13

1. For each director, disclose by footnote to the stock awards column of the director compensation table the grant date fair value of each equity award computed in accordance with FAS 123R. See Instruction to Regulation S-K Item 402(k)(2)(iii) and (iv).

Senior Management Pay Study, page 34

2. We note that compensation programs target your executives' total direct compensation at the median (50th percentile) of the Compensation Comparator Group and that the pay study showed that your targeted direct overall compensation mix, including the percentage of your "at risk" compensation, is in line with the Compensation Comparator Group's overall compensation mix. Please revise to disclose where actual payments fell within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

Elements of Our Executive Compensation Programs, page 36

3. To the extent your incentive programs and base salaries are correlated with the achievement of certain annual individual objectives and performance factors, please discuss the specific items of individual performance used to determine incentive payments and salaries and how your incentive bonuses are specifically structured around such individual objectives and milestones. We note, for instance, that individual performance compared with agreed-upon objectives is considered by the committee in establishing your base salaries. Likewise, we also note that satisfactory individual performance is a condition to receiving a performance share plan award. Further, please disclose the level of difficulty in achieving such individual objectives. Please disclose and analyze the non-financial objectives mentioned in the narrative to the grants of plan-based awards on page 52. See Item 402(b)(2)(v)-(vii) of Regulation S-K and Instruction 4 to Item 402(b).

4. Your disclosure on page 48 indicates that you set compensation goals for the current fiscal year in the early part of 2007. Please expand your Compensation Discussion and Analysis to disclose the goals you have set for the current year. Refer to Instruction 2 to Item 402(b). In drafting this disclosure, please provide appropriate contextual detail that will give investors a meaningful understanding of the degree to which determination of performance objectives was predicated upon a likelihood that a portion of the incentive payments would be awarded.

Management Incentive Plan, page 37

5. Please disclose how the MIP award pool is determined.

Severance Plan and Board Severance Policy, page 42

6. Please describe any material conditions or obligations applicable to the receipt of payments or benefits under severance and change of control agreements. Refer to Item 402(j)(4) of Regulation S-K.

7. Where appropriate, please include an expanded discussion of the processes and procedures, including benchmarking, if applicable, by which the company determined the size and features of the termination, severance, and change of control packages of its named executive officers. In addition, please discuss in your compensation discussion and analysis how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements. Refer to Item 402(b)(1) of Regulation S-K.

Change of Control Agreements, page 44

8. Please describe and explain the specific circumstances that would trigger change of control payments. Refer to Item 402(j)(1) of Regulation S-K.

Summary Compensation Table, page 49

9. We note your statements on page 49 that "[t]he value of equity awards in the "Stock Awards" column is based on SFAS No. 123(R) as required by the Securities and Exchange Commission" and that "this amount does not reflect what was paid to our executives…." Please revise to remove any implication that your analysis is a substitute for the complete information as required by the SEC's rules.

10. As noted in Section II.B.1 of Commission Release 33-8732A, the compensation discussion and analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Please revise to include a more detailed analysis of how and why the compensation of Mr. Faraci differs so widely from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, please disclose on an individualized basis.

Narrative to Grants of Plan-Based Awards Table, page 52

11. Please tell us what you mean by "…the value shown does not indicate what is ultimately paid to our PSP participants at the end of the performance period, nor does it reflect the value of the shares at the time the shares may be delivered."

Narrative to Non-Qualified Deferred Compensation Table, page 61

12. Please disclose the measures for calculating interest or other plan earnings (including whether such measure(s) are selected by the executive or the registrant and the frequency and manner in which selections may be changed), quantifying interest rates and other earnings measures applicable during your last fiscal year. Refer to Item 402(i)(3)(ii) of Regulation S-K.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3729 with any questions.

Sincerely,

Craig Slivka
Attorney Advisor